FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    March 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

March 5, 2008	By: Cecil Bond Cecil Bond Chief Financial Officer

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

March 5, 2008	Trading Symbol: XRC

NEWS RELEASE

EXETER RESOURCE CORPORATION ANNOUNCES EQUITY FINANCING

Vancouver, BC – March 5, 2008 – Exeter Resource Corporation (TSX:XRC, AMEX:XRA, Frankfurt:EXB) (the “Company”) announced today that it has entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation and BMO Capital Markets to sell on a private placement basis approximately $25 million of special warrants on an overnight-marketed basis (the “Offering”). Each special warrant is exercisable to acquire one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain provinces of Canada qualifying the Common Shares. If a receipt for such a prospectus is not obtained by the date which is 41 days after the closing of the private placement, each special warrant shall be convertible into 1.1 common shares of the Company. The Offering is subject to certain conditions, including regulatory approval.

The Offering will be priced in the context of the marketwith final terms of the Offering to be determined at the time of pricing. The Company intends to use the net proceeds of the Offering for exploration and development of the Company’s properties in Argentina and Chile and for general corporate purposes.

The Offering is expected to close on or about March 26, 2008.

The securities have not been and will not be registered under the U.S. Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from registration requirements.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh, President and CEO

For further information, please contact:

B. Roxburgh, President or Rob Grey, VP Corporate Communications

Tel: 604.688.9592 Fax: 604.688.9532

Toll-free: 1.888.688.9592

Suite 1260, 999 West Hastings St.

Vancouver, BC Canada V6C2W2

exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to vary from any future results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with the timing of the financing, pricing; fluctuations in metal prices; currency fluctuations; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2006, dated April 2, 2007 filed with the Canadian Securities Administrators and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE